Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 2 pages.

OM LIMITED

04045840

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Tuesday 19 October, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 26 2004 WASH. D.C. 188 SECTION

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	19 October, 2004	Company Announcement: Change of AGM Date

PROCESSED
NOV 03 2004
FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

dw 11/3

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

19 October 2004

The Manager
Company Announcements Office

CHANGE TO ANNUAL GENERAL MEETING DATE

The Board of Occupational & Medical Innovations Ltd ("OMI") advises that the date of the Company's Annual General Meeting (AGM) for 2004 has been changed from 11am on Thursday 25 November 2004, to 11am on Monday 29 November 2004. The venue remains at the ASX lecture hall, 123 Eagle Street Brisbane.

Notices of the AGM and Annual Reports will be despatched to shareholders soon.

Regards,

K. C. Taske

KEITH TASKE

Joint Chief Executive Officer